INVEST IN **KICKIT**

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A Soccer-Inspired Hybrid Sports Company

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Kickit

kickit.net Chicago IL

Technology Entertainment Retail Recreation B2C

OVERVIEW UPDATES 1 WHAT PEOPLE SAY 26 ASK A QUESTION 1

Highlights

1. 📈 Revenue grew 11X from 2018 to 2020 (from $46k to $518k)
2. ⚽ Professional soccer players, including David Beckham, endorse the concept
3. 💵 Knowledgeable investors have invested over $350,000+ in the past two years
4. 🌎 Partnered with soccer.com, the world's largest online soccer retailer, & on Grommet & Amazon, too
5. 🚀 Designed with guidance from Former NASA and SpaceForce Engineer
6. 💥 Kickit Sport Pack Launched in 2020 doubling overall revenue to $518k even during a global pandemic
7. 🔑 Led by a dedicated founder and strong advisors who have prior successful exits
8. ⚽ Soccer and 🏸 Badminton are two of the world's most participated sports with 265M and 220M players

Our Team

Eli Dent President & CEO



Former Division 1 Soccer Player with All CAA First Team Honors. H.E.C. Startup Incubator Finalist '18. NGAL - Estonia Startup Accelerator Finalist '17. College of Charleston Entrepreneur of the Year '17.



Krissa Watry Chief Product Advisor

Inventor and Owner of 9 Patents in Cloud Technology, Sports Equipment, and Toys. Founder of Dynepic - Digital Platform Fielded by US Military. MIT, Engineer, Multiprenuer, Rocket Scientist with 3 units in Space, USAF Veteran



Kent Wagner Chief Operations Officer

10X Partner. Founded $75M Retail Chain. Talent Acquisition Expert. Co-Founder of Talinity -Talent Acquisition Optimization Platform.

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Kickit Story


Kickit
THE NEXT
GLOBAL
HYBRID
SPORT

Help us grow Kickit; where an ancient concept meets the modern soccer world. Kicking a birdie has been a pastime for centuries from games like Jianzi, Dá Câu, Peteca - but never before has it been played in a soccer-inspired format!

Together we can build a hybrid sports company with global appeal and secure our foothold in the sports market.

Why Support Kickit?

Hybrid sports are *the* emerging trend in today's sports market and Kickit is positioned to capture this trend in a way that no other company can - through soccer. Companies like **Pickleball Inc.** *(Tennis + Table Tennis)* and **Spikeball Inc.** *(Volleyball + Four Square)* have pioneered the path that takes a new idea from a backyard game to a widely accepted commercialized sport.

> ***Hybrid sports companies don't just distribute products, they build Community through tournaments, leagues, and events. This is our mission.***

We are aiming to change the world in the same way with Kickit! And although there's a challenging road ahead of us, it **has been traveled successfully before...**

Hybrid Sport	✓	✓	✓	✓
Tournaments	✓	✓	✓	✓
Positioned for Digital	✓	✓	✓	✗
Soccer Oriented	✓	✗	✓	✗
Multi-Player	✓	✓	✓	✓
Single-Player	✓	✗	✓	✗
Affordable	✓	✓	✗	✓
In-home Friendly	✓	✗	✗	✗
Portable	✓	✓	✗	✗
Worlds Most Participated Sports	✓	✗	✗	✗

Our complete Kickit Sport Pack has been in the market for just over a year, and already Olympic Gold Medalists and World Cup winners like **Brandi Chastain** and **Natasha Kai-Marks** have taken to it.


Kickit
Kickit
Kickit

"How exactly is Kickit different than other breakout games"?

Our flagship offering was a single-player soccer juggling tool, **The Kickit Pro** -- "Today's soccer tool for tomorrow's soccer star!" And we successfully scaled the Kickit Pro to $250k/year in revenue.

Our company stands out from the rest because it successfully serves individuals too! Not *just* multiple-player teams.

We built a diversified product line *exclusively as a result of feedback from our loyal customers.*



Young soccer players, soccer moms, soccer dads, coaches, and PE teachers wanted *more* from the original Kickit Pro, so we added a net and the **Sport Pack** was born!

The first Kickit Pro Sport Pack was challenging for younger players and many casual players. They wanted something easier, so we engineered a 40% larger version of the Kickit Pro and named it the new Standard Kickit!

So now, we cover the entire customer journey, from novice to expert and from single-player to multiplayer. ***And because portability and durability matter, our products deliver those too.***


Kickit is uniquely positioned to dominate the soccer-inspired sports market
All skill levels
MSRP
$99.95
Novice
MSRP
$14.95
Expert
MSRP
$17.95
Casual Active Player
Skilled Player
State-of-the-Art Products across the entire customer journey.

And while our products do the talking, we do the walking, by establishing local tournaments for fun competition and engagement!


Kickit
TOURNAMENT
DOUBLES
2 vs 2
CHARLESTON
CLASSIC


Kickit is an incredibly unique hybrid game which effectively taps into the boom in fun, back-yard games and soccer, the most widely played sport in the world. I'm not only an investor but an enthusiastic player of Kickit!
- John H. Lifes2good CEO of North America, DHC Investments


Kickit: The Best Sports Game of 2020!
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THE BEST SPORTS GAME OF 2020
WHERE SOCCER MEETS BADMINTON
Watch on YouTube

We've also been busy building the infrastructure to support rapid growth and enable scalability.

During 2020 alone:

- Our optimized Amazon sales channel and FBA inventory management resulted in a **350% increase in sales from 2019.**

- Following COVID's adverse impact on brick and mortar retail sales, we quickly created **new drop shipping sales channels.** This strategic pivot resulted in opening lucrative partnerships with renowned platforms The Grommet and Soccer.com.

- We earned an **additional $45,000** by accelerating nationwide order fulfillment during the peak holiday season.

These and other improvements have allowed us to continue building the brand through our advertising and marketing initiatives.

Global Appeal:

International markets show promise, too! Our marketing tests demonstrated 12% lower customer acquisition costs and 15% higher average order values from the U.K. and Brazil. As a result, we've just established fulfillment out of Kilkenny Ireland, and are currently negotiating a distribution deal in the U.K.

The U.K. breakthrough presents immediate growth opportunities for distribution and sales, and for brand awareness via *collaborations with major Premier League players.*

Our partners and advisors are experienced entrepreneurs and investors who have scaled businesses to 10 figures, raised millions in outside capital, and managed successful exits. With their partnership and guidance, **we're positioned to grow and scale quickly and prudently.**



Team
Eli Dent
CEO
Fomer D1 College soccer player, 2018 Harbor Accelerator Finalist, 2017 CofC Entreprenuer of the Year
Kent Wagner
COO
Founded $75M Retail chain, Talent Acquisition Expert, Co-founder of Talinity, EOS Implementor
Krissa Watry
Product Advisor
USAFA, MIT, Engineer, Multiprenuer, Rocket Scientist with 3 units in Space, 9 patents, USAF Veteran
Bruce Angus
Licensing Advisor
Sports Technology Licensing Expert, Licensed & acquired by Nike, Former Reebok Intl. Marketing Manager, Co-founder of Q30 Innovations
Jelene Licarte
Customer Success and Inside Sales
Customer support and multi-channel management expert, 2 years at Kickit
Michael Knox
Advisor & Investor
Former Wallstreet Hedgefund Manager, Xtract Research acquired by public company, CEO of Law Cloud

If there's one thing our founder—decorated former Division 1 College Athlete Eli Dent—knows, it's the importance of surrounding yourself with winning players with a winning mentality. **Kickit has attracted and retained a team that wins, consistently. We have doubled topline revenue every single year -- consistency that matters.**

On our team is former NASA and Space Command engineer, Krissa Watry, who helped engineer the new Kickit. The product was also iteratively design-tested by amateurs and professional soccer players from across the country to ensure functionality and viability.



As a tech innovator and sports entrepreneur, I have backed Kickit because


I believe it has the recipe to be an even bigger hit than Spikeball.
- Krissa W. Product Advisor, CEO of Dynepic, Inc. & Dynepic Sports, LLC

Our fractional COO, Kent Wagner, has been with Kickit since the early days. Kent has 20 years of experience as Founder/Operator of a $75M retail chain. Currently, he is a Partner in 10X Business Consulting LLC where he specializes as an EOS Implementer optimizing leadership teams. Kent is positioned to ensure that we have the Right People in the Right Seats while keeping them focused and accountable in their roles.


As COO of Kickit, I can say firsthand that the most compelling part of Kickit is that it is FUN! Fun to say... Fun to play...
Fun to be part of creating the newest hybrid sport sensation!!
- Kent W. COO of Kickit, Owner at 10X, LLC

Bruce Angus is helping us secure international partnerships and distribution. His wealth of experience stems from building a multi-national sports mouthguard company that he commercialized and licensed to Nike. Mogo Mouthguards was later acquired by the sporting goods giant.


You remember the Hacky Sack? You are familiar with the success of Spike Ball? Take the world's biggest sport (soccer) and bring it to the backyard and the sideline in a fun family format. Kickit is the next game everyone will be playing.
- Bruce A. Licensing Advisor, Co-CEO of Q30 Innvations

With our reliable, dedicated, and passionate team, time *and additional investors* are the *only* remaining critical factors.

When you invest in Kickit, and each time you share our saga, you'll become a part of our story. As an early adopter, investor, and player, you'll have bragging rights that will carry you to the end of your days.

Fast forward to the day when you see a **Kickit** match come up on ESPN's Top 10 Highlights. You'll be tapping your friends and loved ones and saying, ***"Hey, look, it's Kickit! Didn't I tell you it was the next big thing?!"***


Join the next wave in hybrid-sports and invest in Kickit today!
Kickit